FIDUS MEZZANINE CAPITAL, L.P.

July 27, 2016	VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Rule 17g-1 Fidelity Bond Filing

Fidus Mezzanine Capital, L.P. (the “Fund”) (File No. 814-00862)

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the above-captioned registrant.

1. A copy of the executed joint Financial Institutions Bond issued by Axis Insurance Company (the “Bond”), which lists the Fund as an insured.

2. A Certificate of Secretary, which attaches a copy of the resolutions adopted by the Fund’s Board of Directors approving the amount, type, form and coverage of the Bond and a statement as to the period for which premiums have been paid.

3. A copy of an agreement between the Fund and other insureds under the Bond entered into pursuant to Rule 17g-1(f).

If you have any questions, please do not hesitate to contact me at 847-859-3940.

Very truly yours,

/s/ Shelby E. Sherard
Shelby E. Sherard, Chief Compliance Officer